Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-236659 and 333-236659-01

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 8, 2020 and the Product Supplement No. 4-II dated November 4, 2020

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$500,000
Autocallable Contingent Coupon Equity-Linked Notes due 2023
(Linked to the Common Stock of Intuitive Surgical, Inc.)

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

If the closing level of the common stock of Intuitive Surgical, Inc. (which we refer to as the underlier) on any coupon observation date (September 28, 2022, December 28, 2022, March 28, 2023 and June 28, 2023, subject to adjustment) is less than 65.00% of the initial underlier level (set on the trade date, June 28, 2022), you will not receive a coupon on the applicable coupon payment date (September 30, 2022, December 30, 2022, March 30, 2023 and the stated maturity date, subject to adjustment). The amount that you will be paid on your notes on the stated maturity date (June 30, 2023, subject to adjustment) if the notes have not been automatically called is based on the performance of the underlier and may be zero. Your notes will be automatically called if the closing level of the underlier on any call observation date (each coupon observation date, subject to adjustment, other than the final coupon observation date) is greater than or equal to the initial underlier level. If your notes are automatically called, you will receive a payment on the next coupon payment date equal to the principal amount of your notes plus a coupon (as described below). You could lose your entire investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

If on any coupon observation date the closing level of the underlier is greater than or equal to 65.00% of the initial underlier level, you will receive on the applicable coupon payment date a coupon for each $1,000 principal amount note, which is equal to $43.375 (4.3375% quarterly, or the potential for up to 17.35% per annum).

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the underlier return is greater than or equal to -35.00% (the final underlier level is greater than or equal to 65.00% of the initial underlier level), $1,000 plus the final coupon; or
•	if the underlier return is less than -35.00% (the final underlier level is less than 65.00% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000. The payment at maturity will be based on the underlier return, which will be negative, and you will receive less than 65.00% of the principal amount of your notes and no coupon.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page S-2 of the accompanying prospectus supplement, “Risk Factors” on page PS-12 of the accompanying product supplement and “Selected Risk Factors” on page PS-15 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

The estimated value of the notes, when the terms of the notes were set, was $973.00 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-9 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): July 6, 2022

Original issue price: 100.00% of the principal amount

Underwriting commission/discount: 1.00% of the principal amount*

Net proceeds to the issuer: 99.00% of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-9 of this pricing supplement for information about the components of the original issue price of the notes.

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of 1.00% of the principal amount it receives from us to an unaffiliated dealer. See “Plan of Distribution (Conflicts of Interest)” on page PS-89 of the accompanying product supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated June 28, 2022

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●     Product supplement no. 4-II dated November 4, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf

●     Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Underlier: the common stock of Intuitive Surgical, Inc. (Bloomberg symbol, “ISRG UW Equity”). The accompanying product supplement refers to the underlier as the “Reference Stock.”

Principal amount: each note will have a principal amount of $1,000; $500,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the stated trigger buffer level would not offer the same benefit to your investment as would be the case if you had purchased the notes at the principal amount. See “Selected Risk Factors — Risks Relating to the Notes Generally — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-16 of this pricing supplement.

Payment on the stated maturity date (if the notes have not been automatically called):

•	if the final underlier level is greater than or equal to the trigger buffer level, $1,000; or
•	if the final underlier level is less than the trigger buffer level, the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000.
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Automatic redemption: if a redemption event occurs, the notes will be automatically called in whole and we will pay you, in addition to the coupon then due, an amount in cash on the following call payment date, for each $1,000 principal amount note, equal to $1,000.

Redemption event: a redemption event will occur if, on any call observation date, the closing level of the underlier is greater than or equal to the initial underlier level

Initial underlier level (the closing level of the underlier on the trade date): $201.99. The accompanying product supplement refers to the initial underlier level as the “Initial Value.”

Final underlier level: the closing level of the underlier on the determination date. In certain circumstances, the closing level of the underlier will be based on the value of cash, securities (including securities of other issuers) or other property distributed to holders of the underlier upon the occurrence of a reorganization event. See “The Underlyings — Reference Stocks — Reorganization Events” on page PS-62 of the accompanying product supplement. The accompanying product supplement refers to the final underlier level as the “Final Value.”

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Trigger buffer level: 65.00% of the initial underlier level

Coupon: subject to any earlier automatic redemption, on each coupon payment date, for each $1,000 principal amount note, we will pay you:

•	if the closing level of the underlier on the related coupon observation date is greater than or equal to the coupon trigger level, an amount in cash equal to $43.375 (4.3375% quarterly, or the potential for up to 17.35% per annum); or
•	if the closing level of the underlier on the related coupon observation date is less than the coupon trigger level, $0.

The coupon payable on any coupon payment date will be paid to the person in whose name the applicable note is registered as of the close of business on the business day prior to that coupon payment date.

Coupon trigger level: 65.00% of the initial underlier level

Trade date: June 28, 2022

Original issue date (settlement date): July 6, 2022

Determination date: the final coupon observation date, June 28, 2023, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” on page PS-46 of the accompanying product supplement

Stated maturity date: June 30, 2023, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-46 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

Call observation dates: each coupon observation date, other than the final coupon observation date, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” on page PS-46 of the accompanying product supplement

Call payment dates: the first coupon payment date immediately after the applicable call observation date, subject to postponement in the event of a market disruption event and as described under “General

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Terms of Notes — Postponement of a Payment Date” on page PS-46 of the accompanying product supplement

Coupon observation dates: September 28, 2022, December 28, 2022, March 28, 2023 and June 28, 2023, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” on page PS-46 of the accompanying product supplement

Coupon payment dates: September 30, 2022, December 30, 2022, March 30, 2023 and the stated maturity date, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-46 of the accompanying product supplement. The accompanying product supplement refers to the coupon payment dates as the “interest payment dates.”

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

Closing level: as described under “The Underlyings — Reference Stocks — Price of One Share of a Reference Stock” on page PS-55 of the accompanying product supplement. The accompanying product supplement refers to the closing level as the “closing price.”

Stock adjustment factor: The stock adjustment factor is referenced in determining the closing level of the underlier and is set initially at 1.0 on the trade date. The stock adjustment factor is subject to adjustment upon the occurrence of certain corporate events affecting the underlier. See “The Underlyings — Reference Stocks — Price of One Share of a Reference Stock” on page PS-55 of the accompanying product supplement, “The Underlyings — Reference Stocks — Anti-Dilution Adjustments” on page PS-58 of the accompanying product supplement and “The Underlyings — Reference Stocks — Reorganization Events” on page PS-62 of the accompanying product supplement for further information.

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-46 of the accompanying product supplement

Trading day: as described under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on page PS-49 of the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-45 of the accompanying product supplement, as supplemented by “— Supplemental Use of Proceeds” below

[SUBJECT TO DPW TAX REVIEW] Tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any coupons as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser

PS-5

regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of coupons is uncertain, and although we believe it is reasonable to take a position that coupons are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States). If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-91 of the accompanying product supplement

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-89 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000. We have agreed to sell to JPMS, and JPMS has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to an unaffiliated dealer at that price and to pay that dealer a selling commission not in excess of 1.00% of the principal amount.

We will deliver the notes against payment therefor in New York, New York on July 6, 2022, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with

PS-6

FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 48133GT45

ISIN no.: US48133GT455

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

PS-7

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Reference Stock	underlier
Initial Value	initial underlier level
Final Value	final underlier level
closing price	closing level
pricing date	trade date
maturity date	stated maturity date
interest payment date	coupon payment date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: underlier return, redemption event, trigger buffer level, coupon trigger level, call observation date, call payment date, coupon observation date and coupon. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-18 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-18 of this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this

PS-8

hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. A fee will also be paid to SIMON Markets LLC, an electronic platform affiliated with Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes” on page PS-17 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-19 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through September 28, 2022. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-18 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-11 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Underlier” on page PS-20 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any

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provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee.  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated May 6, 2022, which was filed as an exhibit to a Current Report on Form 8-K by JPMorgan Chase & Co. on May 6, 2022.

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HYPOTHETICAL EXAMPLES

The following tables are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate (i) the impact that the various hypothetical closing levels on a coupon observation date could have on the coupon payable, if any, on the related coupon payment date and (ii) the impact that various hypothetical closing levels on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of closing levels that are entirely hypothetical; no one can predict what the closing level will be on any day throughout the term of your notes, and no one can predict what the closing level will be on any coupon observation date and what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to a call payment date or the stated maturity date. If you sell your notes in a secondary market prior to a call payment date the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes is less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Coupon	$43.375 (4.3375% quarterly, or the potential for up to 17.35% per annum)
Coupon trigger level	65.00% of the initial underlier level
Trigger buffer level	65.00% of the initial underlier level

The notes are not automatically called, unless otherwise indicated below

Neither a market disruption event nor a non-trading day occurs on any originally scheduled coupon observation date or call observation date or the originally scheduled determination date

During the term of the notes, a reorganization event does not occur with respect to the underlier

Notes purchased on original issue date at the principal amount and held to a call payment date or the stated maturity date

For these reasons, the actual performance of the underlier over the term of your notes, the actual closing level on any coupon observation date or call observation date, the coupon payable, if any, on each coupon payment date, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical closing levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier.

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Hypothetical Coupon Payments

The examples below show the hypothetical performance of the underlier as well as the hypothetical coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 principal amount note if the hypothetical closing level of the underlier on the applicable coupon observation date was the percentage of the initial underlier level shown.

Example 1

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	80%	$43.375
Second	40%	$0
Third	90%	$43.375
Fourth	45%	$0
Total Hypothetical Coupons		$86.75

In Example 1, the hypothetical closing level of the underlier is greater than the coupon trigger level on some of the hypothetical coupon observation dates but less than the coupon trigger level on each of the other hypothetical coupon observation dates.  Because the hypothetical closing level of the underlier on each of the first and third hypothetical coupon observation dates is greater than or equal to the coupon trigger level, the total of the hypothetical coupons in Example 1 is $86.75. Because the hypothetical closing level of the underlier on each of the other hypothetical coupon observation dates is less than the coupon trigger value, no further coupons will be paid, including at maturity.

Example 2

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	45%	$0
Second	40%	$0
Third	50%	$0
Fourth	45%	$0
Total Hypothetical Coupons		$0

In Example 2, because the hypothetical closing level of the underlier on each coupon observation date is less than the coupon trigger level, you will not receive a coupon payment on the applicable hypothetical coupon payment date.  Since this occurs on every hypothetical coupon observation date, you will not receive any coupon over the term of the notes. Therefore, the total of the hypothetical coupons in Example 2 is $0.

Example 3

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the Underlier (as Percentage of Initial Underlier Level)	Hypothetical Coupon
First	120%	$43.375
Total Hypothetical Coupons		$43.375

In Example 3, the hypothetical closing level of the underlier is greater than the initial underlier level on the first hypothetical coupon observation date. Because the hypothetical closing level of the underlier is greater than or equal to the initial underlier level on the first hypothetical coupon observation date (which is also the first hypothetical call observation date), your notes will be automatically called. Therefore, on

PS-12

the corresponding hypothetical call payment date, in addition to the hypothetical coupon of $43.375, you will receive an amount in cash equal to $1,000 for each $1,000 principal amount note.

Hypothetical Payment at Maturity

If the notes are not automatically called on any call observation date (i.e., on each call observation date, the closing level of the underlier is less than the initial underlier level), the payment at maturity we would deliver for each $1,000 principal amount on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on any call observation date, does not include the final coupon, if any, and reflects hypothetical payments at maturity that you could receive. If the final underlier level (as a percentage of the initial underlier level) is less than the coupon trigger level, you will not be paid a final coupon at maturity.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
200.000%	100.000%*
175.000%	100.000%*
150.000%	100.000%*
125.000%	100.000%*
100.000%	100.000%*
95.000%	100.000%*
80.000%	100.000%*
70.000%	100.000%*
65.000%	100.000%*
64.999%	64.999%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

*Does not include the final coupon

If, for example, the notes have not been automatically called on any call observation date and the final underlier level were determined to be 25.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be 25.000% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be limited to 100.000% (expressed as a percentage of the principal amount) of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 100.000% of the initial underlier level.

The payments at maturity shown above are entirely hypothetical; they are based on closing levels for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time,

PS-13

including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-19 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, on each coupon payment date, the actual amount that you will receive at maturity and the rate of return on the offered notes will depend on whether or not the notes are automatically called, the actual closing levels of the underlier on the coupon observation dates and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

PS-14

Selected Risk Factors

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

Risks Relating to the Notes Generally

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. If the notes have not been automatically called, the return on the notes at maturity is linked to the performance of the underlier and will depend on whether the final underlier level is less than the trigger buffer level. If the final underlier level is less than the trigger buffer level, you will lose 1% of the principal amount of your notes for every 1% that the final underlier level is less than the initial underlier level. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to a call payment date (if the notes are automatically called on the related call observation date) or the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Underlier Below the Trigger Buffer Level

If your notes have not been automatically called and the final underlier level is less than the trigger buffer level, you will receive less than the principal amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a decrease in the final underlier level to the trigger buffer level will not result in a loss of principal on the notes, a decrease in the final underlier level to less than the trigger buffer level will result in a loss of a significant portion of the principal amount of the notes despite only a small change in the level of underlier.

The Notes Do Not Guarantee Coupon Payments and May Not Pay Any Coupon At All

If the notes have not been automatically called, we will pay a coupon on a coupon payment date only if the closing level of the underlier on the related coupon observation date is greater than or equal to the coupon trigger level. If the closing level of the underlier on the related coupon observation date is less than the coupon trigger level, no coupon will be payable on a coupon payment date. Accordingly, if the closing level of the underlier on each coupon observation date is less than the coupon trigger level, you will not receive any coupons over the term of the notes.

The Appreciation Potential of the Notes Is Limited, and You Will Not Participate in Any Appreciate of the Underlier

The appreciation potential of the notes is limited to the sum of any coupons that may be paid over the term of the notes, regardless of any appreciation of the underlier, which may be significant. You will not participate in any appreciation of the underlier. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the underlier during the term of the notes.

Your Notes Are Subject to Automatic Call

We will automatically call all, but not part, of your notes on a call observation date, if the closing level of the underlier on that date is greater than or equal to the initial underlier level. Under these circumstances, we will pay you, in addition to the coupon then due, $1,000 for each $1,000 principal amount note on the applicable call payment date. Therefore, the term for your notes may be reduced to as short as approximately three months after the original issue date. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity. For the avoidance of doubt, if your notes are automatically called, no discounts, commissions or fees described in this pricing supplement will be rebated or reduced.

PS-15

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

No Dividend Payments or Voting Rights

As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the underlier would have.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on a coupon payment date, a call payment date or the stated maturity date, as applicable, will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to a call payment date or the stated maturity date, as applicable, will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to a call payment date or the stated maturity date, as applicable, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the trigger buffer level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, the trigger buffer level, while still providing an increase in the return on the notes if the final underlier level is greater than or equal to the trigger buffer level but less than the initial underlier level, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to

PS-16

make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

[SUBJECT TO DPW TAX REVIEW] The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS. The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms — Tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Risks Relating to Conflicts of Interest

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-18 of the accompanying product supplement for additional information about these risks.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with

PS-17

selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-9 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately

PS-18

following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” on page PS-16 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the underlier, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the underlier;
•	the time to maturity of the notes;
•	the dividend rate on the underlier;
•	interest and yield rates in the market generally;
•	the occurrence of certain events to the underlier that may or may not require an adjustment to the stock adjustment factor, including a merger or acquisition; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Underlier

No Affiliation with the Issuer of the Underlier

We are not affiliated with the issuer of the underlier. We have not independently verified any of the information about the issuer of the underlier contained in this pricing supplement. You should undertake your own investigation into the underlier and its issuer. We are not responsible for the issuer of the underlier’s public disclosure of information, whether contained in SEC filings or otherwise.

The Anti-Dilution Protection for the Underlier Is Limited

The calculation agent will make adjustments to the stock adjustment factor for certain corporate events affecting the underlier. However, the calculation agent will not make an adjustment in response to all events that could affect the underlier. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

PS-19

THE Underlier

All information contained in this pricing supplement on the underlier and its issuer is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Intuitive Surgical, Inc. develops, manufactures and markets a platform for robotic-assisted surgery and a robotic-assisted, catheter-based platform for lung biopsies. The underlier is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on The NASDAQ Stock Market, which we refer to as the relevant exchange for purposes of Intuitive Surgical, Inc. in the accompanying product supplement. Information provided to or filed with the SEC by Intuitive Surgical, Inc. pursuant to the Exchange Act can be located by reference to the SEC file number 000-30713, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in any coupon payment on any coupon payment date or a return of any of your initial investment on a call payment date or the stated maturity date, as applicable. In light of the increased volatility currently being experienced by the securities markets, and recent market declines, it may be substantially more likely that you would not receive one or more coupons and that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The graph below shows the closing levels of the underlier on each day from January 3, 2017 through June 28, 2022. The closing level of the underlier on June 28, 2022 was $201.99. We obtained the closing levels shown above and in the graph below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing levels of the underlier above and below may have been adjusted by Bloomberg for actions taken by the underlier, such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

PS-20

We and JPMorgan Chase & Co. have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Financial or JPMorgan Chase & Co. We and JPMorgan Chase & Co. take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying product supplement and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively. This pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Page

Summary Information	PS-3
Hypothetical Examples	PS-11
Selected Risk Factors	PS-15
The Underlier	PS-20

Product Supplement No. 4-II dated November 4, 2020

Risk Factor Summary	PS-1
Description of Notes	PS-3
Estimated Value and Secondary Market Prices of the Notes	PS-10
Risk Factors	PS-12
Use of Proceeds and Hedging	PS-45
General Terms of Notes	PS-46
The Underlyings	PS-55
Material U.S. Federal Income Tax Consequences	PS-79
Plan of Distribution (Conflicts of Interest)	PS-89
Benefit Plan Investor Considerations	PS-91

Prospectus Supplement dated April 8, 2020

About This Prospectus Supplement	S-1
Risk Factors	S-2
Description of Notes of JPMorgan Chase & Co.	S-5
Description of Warrants of JPMorgan Chase & Co.	S-11
Description of Units of JPMorgan Chase & Co.	S-14
Description of Notes of JPMorgan Chase Financial Company LLC	S-17
Description of Warrants of JPMorgan Chase Financial Company LLC	S-23
United States Federal Taxation	S-28
Plan of Distribution (Conflicts of Interest)	S-29
Notice to Investors; Selling Restrictions	S-31

Prospectus dated April 8, 2020

Where You Can Find More Information	1
JPMorgan Chase & Co.	2
JPMorgan Chase Financial Company LLC	2
Use of Proceeds	2
Important Factors That May Affect Future Results	3
Description of Debt Securities of JPMorgan Chase & Co.	5
Description of Warrants of JPMorgan Chase & Co.	13
Description of Units of JPMorgan Chase & Co.	16
Description of Purchase Contracts of JPMorgan Chase & Co.	18
Description of Debt Securities of JPMorgan Chase Financial Company LLC	20
Description of Warrants of JPMorgan Chase Financial Company LLC	28
Forms of Securities	34
Plan of Distribution (Conflicts of Interest)	38
Independent Registered Public Accounting Firm	41
Legal Matters	41
Benefit Plan Investor Considerations	41

$500,000

JPMorgan Chase Financial Company LLC

Autocallable Contingent Coupon Equity-Linked Notes due 2023
(Linked to the Common Stock of Intuitive Surgical, Inc.)

Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.